SONS OF GWALIA LTD
ABN 46 008 994 287

GWALIA

FILE NBR 82-1039

PKL:KS:02.077
20 February 2002

02015702

02 MAR -5 AM 8:10

SUPPL

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington DC, 20549
U.S.A.

Dear Sir

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

- Letter Announcement profit result for the half year July to December 2001, dated 20 February 2002.
- Media Release issued in conjunction with the above, dated 20 February 2002.
- Appendix 4B (rule 4.13(b)) half yearly report dated 20 February 2002.

Yours faithfully

for PETER LALOR
EXECUTIVE CHAIRMAN

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

cc: Jo Ann R Ward
Citibank NA
New York

Encl

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

MEDIA Release

02 MAR -6 AM 8:10

GWALIA

20 February 2002

SONS OF GWALIA REPORTS STRONG PROFIT RESULT - BOTH GOLD AND TANTALUM PRODUCTION TO INCREASE

Sons of Gwalia Ltd. ("Gwalia") today announced a **record after tax consolidated net operating profit of $34.5 million** for the first half **July to December 2001** ($26.1 million in December 2000).

The Company said that earnings before interest and tax (EBIT) were $51.5 million for the first half ($44 million 2000).

DIVIDEND

The Directors also declared an unfranked interim dividend of 12.5 cents per ordinary share payable on 1 May 2002.

CASH FLOW AND EARNINGS PER SHARE

The Company said that the operating cash flow for the six months excluding tax paid, interest expense and exploration expenditure, amounted to **$54.6 million** equivalent to **40.4 cents per ordinary share**.

Earnings per share amounted to **25.6 cents per share**.

FORECAST GOLD PRODUCTION FOR THE FULL YEAR TO EXCEED 600,000 OUNCES ANNUALISED

The Company said that gold production for the first half totalled **251,926 ounces** with full year production estimated at **565,000 - 570,000 ounces**. Taking into account that PacMin's contributions did not commence until October 2001, this represents an annualised production rate of in excess of 600,000 ounces.

TANTALUM PRODUCTION AND SALES TO INCREASE FOLLOWING EXPANSION

Sales from the Greenbushes and Wodgina Tantalum Mines totalled a record 816,699 lbs. for the first half (601,013 lbs., 2000).

Production and sales are forecast to increase in the second half.

The Company said that the expansions at both Mines were completed on time and budget.

The Company also said that, for the first time, it intends to establish a substantial end of year inventory to ensure availability of supply and to offset industry concerns in this regard.

SUMMARY AND OUTLOOK

The Executive Chairman, Mr Peter Lalor, said: "The half year result is a solid one meeting our internal forecasts. The second half should be pretty much in line with this first half providing a full year result exceeding last year's figure."

For more information please contact:

Peter Lalor, Executive Chairman
Mark Cutifani, Managing Director
David Paull, General Manager - Business Development

Or our home page on www.sog.com.au

Tel: (618) 9263 5555 Fax: (618) 9481 1271

SONS OF GWALIA LTD
ACN 008 994 287

PKL:EF:02.050
20 February 2002

Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sirs

Sons of Gwalia Ltd. ("the Company") is pleased to announce **a record after tax consolidated net operating profit of $34.5 million** for the half year **July to December 2001** ($26.1 million in December 2000).

Earnings before interest and tax (EBIT) were $51.5 million ($44.0 million in December 2000).

Dividend

The Directors have declared an unfranked interim dividend of 12.5 cents per ordinary share payable on 1 May 2002. The record date to determine dividend entitlements will be 5.00 p.m. WST on 8 April 2002.

Cash Flow

Operating cash flow for the six months, excluding tax paid, interest expense and exploration expenditure, amounted to **$54.6 million**, equivalent to **40.4 cents per share** (47 cents for the December 2000 half).

Earnings Per Share

Earnings per share amounted to **25.6 cents** (22.4 cents before abnormals for the December 2000 half).

The calculation of cash flow and earnings per share was carried out in accordance with applicable approved accounting standards reflecting the weighted average number of shares on issue for the reporting period.

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

Segment EBIT

Segmented earnings before interest and tax were as follows:

	December 2001	December 2000
	$m	$m
Gold Division	26.6	35.7
Minerals Division	34.5	15.9
Corporate / Other	(9.6)	(7.6)
EBIT	**51.5**	**44.0**

Compared to the December 2000 half, earnings from the Gold Division were negatively impacted upon by a lower gold price achieved on sales and the reduced contribution from high grade satellites processed in the previous year at Leonora.

GOLD DIVISION

The consolidated operating profit for the Gold Division for the half year was achieved from **gold production of 251,926 ounces**. All gold produced was sold at an average price of **$605 per ounce.** After deducting average cash costs of **$378 per ounce**, a cash margin of **$227 per ounce** was realised.

Gold production for the second half is estimated to be approximately **315,000 - 320,000 ounces** resulting in full year production of approximately **565,000 - 570,000 fine ounces.** Taking into account that the contribution from the Tarmoola and Carosue Dam operations did not commence until October 2001, this represents an annualised production rate of in excess of 630,000 ounces.

Leonora Region

Production for the second half will increase to approximately 140,000 ounces reflecting a full year contribution from the Tarmoola Mine and a marginally lower contribution from the Sons of Gwalia Mine.

Southern Cross Region

Production for the second half will increase to approximately **117,000 ounces** resulting in gold production from this region of approximately **217,000 ounces** for the financial year.

Laverton Region

Production for the second half is expected to increase to in excess of **60,000 fine ounces**.

ADVANCED MINERALS DIVISION

The Company is the world's largest producer of tantalum accounting for approximately fifty per cent of primary tantalum concentrates produced on a global basis. The Company also produces lithium minerals, tin and silica sand.

Tantalum

Sales from the Greenbushes and Wodgina Tantalum Mines totalled a record 816,699 lbs. for the first half and will further increase in the second half of the year.

The expansion of both the Greenbushes and Wodgina Mines is nearing completion with commissioning to be completed in the March quarter. Both expansions are progressing on time and on budget.

The Company also intends, for the first time, to establish a substantial end of year inventory to ensure availability of supply and to offset industry concerns in this regard.

Greenbushes Mine

Tantalum sales from the **Greenbushes Mine** totalled **458,294 lbs.** for the first half. Second half production and sales are expected to increase to approximately **630,000 lbs.** following the completion and commissioning of the Company's plant expansions.

Wodgina Mine

Tantalum sales totalled **358,405 lbs.** for the first half of the year. Production and sales are forecast to increase in the second half to **approximately 500,000 lbs.** following the expansion of the plant at Wodgina. Total sales for the year of **approximately 858,000 lbs.** from Wodgina are now forecast.

Lithium

Sales from the Company's **spodumene and lithium minerals operations at the Greenbushes Mine** totalled **56,347 tonnes** during the first half of the year. These sales exceeded budget, primarily due to shipping schedules, and will result in reduced sales of approximately **31,000 tonnes** in the second half for a full year total of approximately 87,000 tonnes.

Silica Sand

The Company owns 70 per cent of the **Kemerton Silica Sand Mine** in joint venture with Itochu Corporation and Tochu Co. Ltd. of Japan. **Sales** for the first half of the year were **178,000 tonnes**, all of which were sold and delivered into the Japanese glass market.

Minerals Sands

Murray Basin Mineral Sands Joint Venture (50%)

For the first half, the Wemen Project produced **6,643 tonnes** of rutile and **1,412 tonnes** of zircon. A programme to rectify metallurgical bottlenecks at the Mildura Separation Plant was commenced in the December quarter. Recommissioning is progressing to plan and it is anticipated that the annualised production rate will reach the original design levels of 30,000tpa rutile and 10,000tpa zircon by the end of the financial year.

BeMaX Resources

The Company currently holds a 19 per cent equity position in BeMaX, a company that is currently progressing feasibility studies on the development of its Gingko resource in the Northern area of the Murray Basin. BeMaX recently announced positive results relating to its Feasibility Study over Gingko and also advised that all project approvals had been received from the appropriate authorities.

SUMMARY AND OUTLOOK

The Company's first half financial results met the Company's forecasts and budgets.

Increased production and sales of tantalum are budgeted for the second half of the year.

Gold production in the second half will be approximately 315,000 - 320,000 ounces at an annualised rate of in excess of 600,000 ounces per year.

The Company anticipates meeting its financial targets for its Advanced Minerals Division.

The second half will be a difficult one for the Gold Division resulting from forecast lower grades combined with ongoing re-structuring and rationalisation of resources and processing facilities. Earnings from the Gold Division will therefore be moderately lower than forecast but with indications of increased production and earnings in the 2002-2003 year.

Second half earnings are anticipated by the Board of Directors to be in line with the first half.

Yours faithfully

PETER LALOR
EXECUTIVE CHAIRMAN

Appendix 4B (rule 4.13(b))

Half yearly/~~preliminary final~~ report

Introduced 1/7/2000.

Name of entity

SONS OF GWALIA LTD

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year~~ ended ('current period')
008 994 287	✓		31 DECEMBER 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up/~~down~~	21%	to	236,262
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.22)*	up/~~down~~	32%	to	34,542
Profit (loss) from ordinary activities after tax attributable to members (*item 1.27*)	up/~~down~~	32%	to	34,542
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain/(loss) of	-	to	-
Net profit (loss) for the period attributable to members *(item 1.15)*	up/~~down~~	32%	to	34,542

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	¢ 12.5¢	¢ 0¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	12.5¢	0¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	8 APRIL 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

NO DETAILS EXIST

Consolidated statement of financial performance

		Current period $A'000	Previous corresponding period - $A'000
1.1	Sales from gold and advanced mineral operations	236,262	195,582
1.2	Cost of sales	(170,367)	(138,960)
1.3	Gross profit	65,895	56,622
1.4	Other revenue from ordinary activities	6,912	2,727
1.5	Exploration expensed	(4,000)	(5,000)
1.6	Borrowing costs	(8,896)	(6,720)
1.7	Other expenses from ordinary activities	(16,438)	(9,839)
1.8	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	0	0
1.9	**Profit (loss) from ordinary activities before tax**	43,473	37,790
1.10	Income tax on ordinary activities *(see note 4 and note B)*	(8,931)	(11,707)
1.11	**Profit (loss) from ordinary activities after tax**	34,542	26,083
1.12	Profit (loss) from extraordinary items after tax (*see item 2.5*)	0	0
1.13	**Net profit (loss)**	**34,542**	**26,083**
1.14	Net profit (loss) attributable to outside +equity interests	0	0
1.15	**Net profit (loss) for the period attributable to members**	**34,542**	**26,083**

Consolidated retained profits

1.16	Retained profits (accumulated losses) at the beginning of the financial period	101,501	68,242
1.17	Net profit (loss) attributable to members (*item 1.15*)	34,542	26,083
1.18	Net transfers to and from reserves		
1.19	Net effect of changes in accounting policies		
1.20	Dividends and other equity distributions paid or payable	(23,277)	(14,839)
1.21	**Retained profits (accumulated losses) at end of financial period**	**112,766**	**79,486**

Profit restated to exclude amortisation of goodwill

1.22	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.9*) and amortisation of goodwill	34,542	26,083
1.23	Less (plus) outside +equity interests		
1.24	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	34,542	26,083

Profit (loss) from ordinary activities attributable to members

1.25	Profit (loss) from ordinary activities after tax (*item 1.11*)	34,542	26,083
1.26	Less (plus) outside +equity interests		
1.27	**Profit (loss) from ordinary activities after tax, attributable to members**	**34,542**	**26,083**

Revenue and expenses from ordinary activities

		Current period $A'000	Previous corresponding period $A'000
	Sales Revenue from Ordinary Activities		
1.28	Gold Sales	150,586	143,193
1.29	Advanced Mineral Sales	85,676	52,389
1.30		**236,262**	**195,582**
	Cost of Sales		
1.31	Production Costs	134,388	104,690
1.32	Selling Expenses	3,293	3,066
1.33	Royalties Paid	6,474	4,499
1.34	Depreciation	7,585	5,500
1.35	Amortisation	17,674	20,622
1.36	Provision for Restoration	953	583
1.37		**170,367**	**138,960**
1.38	**Gross Profit**	**65,895**	**56,622**
	Expenses and Other Revenue from Ordinary Activities		
	Other Revenue from ordinary Activities		
1.39	Gains from Management of Gold and FX Contracts	316	(25)
1.40	JV Overhead Recoveries	507	1,105
1.41	Interest Received	916	515
1.42	Proceeds from Sale of Non-Current Assets	5,121	915
1.43	Royalty Income	52	122
1.44	Other Revenue	0	95
1.45		**6,912**	**2,727**
	Other Expenses from Ordinary Activities		
1.46	Administration	(9,950)	(8,312)
1.47	Depreciation	(295)	(666)
1.48	Amortisation	(411)	(305)
1.49	WDV of Non-Current Assets Sold	(5,056)	(337)
1.50	Care and Maintenance	(418)	(219)
1.51	Other	(308)	0
1.52		**(16,438)**	**(9,839)**
1.53	**Expenses and Other Revenue from Ordinary Activities**	**(9,526)**	**(7,112)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	0	0	0	0
2.2	Amortisation of other intangibles	0	0	0	0
2.3	**Total amortisation of intangibles**	0	0	0	0
2.4	Extraordinary items (details)	0	0	0	0
2.5	**Total extraordinary items**	**0**	**0**	**0**	**0**

Comparison of half year profits

(Preliminary final report only)

		Current year $A'000	Previous year $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half ~~yearly~~ report $A'000
	Current assets			
4.1	Cash assets	125,262	75,745	76,188
4.2	Receivables	36,880	34,612	25,944
4.3	Other financial assets	167	158	158
4.4	Inventories	80,227	49,866	57,027
4.5	Other (provide details if material)	1,621	476	1,615
4.6	**Total current assets**	**244,157**	**160,857**	**160,932**
	Non-current assets			
4.7	Receivables	96	0	752
4.8	Investments (equity accounted)	0	0	28,389
4.9	Other investments	13,590	13,331	7,017
4.10	Inventories	0	0	0
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	226,966	147,998	107,269
4.12	Development properties (+mining entities)	419,331	234,264	207,953
4.13	Property, plant and equipment	312,285	141,632	102,459
4.14	Deferred tax assets	15,117	12,257	7,827
4.15	Other (Note C)	40,616	34,833	19,769
4.16	**Total non-current assets**	**1,028,001**	**584,315**	**481,435**
4.17	**Total assets**	**1,272,158**	**745,172**	**642,367**
	Current liabilities			
4.18	Payables	103,387	57,910	42,270
4.19	Interest bearing liabilities	32,957	2,552	1,590
4.20	Provisions	25,910	21,259	26,605
4.21	Other (provide details if material)	0	682	0
4.22	**Total current liabilities**	**162,254**	**82,403**	**70,465**
	Non-current liabilities			
4.23	Payables	0	0	0
4.24	Interest bearing liabilities (Note D)	372,535	239,359	221,223
4.25	Provisions	19,009	13,698	6,965
4.26	Deferred tax liabilities	124,978	89,083	72,677
4.27	Other	0	0	3,056
4.28	**Total non-current liabilities**	**516,522**	**342,140**	**303,921**
4.29	**Total liabilities**	**678,776**	**424,543**	**374,386**
4.30	**Net assets**	**593,382**	**320,629**	**267,981**
	Equity			
4.31	Capital/contributed equity	480,231	218,743	188,495
4.32	Reserves	0	0	0
4.33	Retained profits (accumulated losses)	112,766	101,501	79,486
4.34	**Equity attributable to members of the parent entity**	**592,997**	**320,244**	**267,981**
4.35	Outside +equity interests in controlled entities	385	385	0
4.36	**Total equity**	**593,382**	**320,629**	**267,981**

4.37	Preference capital included as part of 4.33	**0**	**0**	**0**

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	147,998	104,979
5.2	Expenditure incurred during current period	4,338	8,003
5.3	Expenditure written off during current period	(4,000)	(5,000)
5.4	Acquisitions, disposals, revaluation increments, etc (Note E)	79,050	0
5.5	Expenditure transferred to development properties	0	(425)
5.6	Amortisation of producing areas	(420)	(288)
5.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	**226,966**	**107,269**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	234,264	196,451
6.2	Development and net deferred mining expenditure incurred during current period	37,668	22,913
6.3	Expenditure transferred from exploration and evaluation	0	425
6.4	Expenditure amortised during current period	(17,246)	(14,277)
6.5	Acquisitions, disposals, revaluation increments, etc (Note E)	162,419	
6.6	Expenditure transferred from property, plant and equipment	2,226	2,441
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**419,331**	**207,953**

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	236,769	198,437
7.2	Payments to suppliers and employees	(188,553)	(141,047)
7.3	Dividends received from associates	0	0
7.4	Other dividends received	1	2
7.5	Interest and other items of similar nature received	916	515
7.6	Interest and other costs of finance paid	(11,719)	(8,458)
7.7	Income taxes paid	(39)	(1,996)
7.8	Other (provide details if material)		
	- exploration expenditure on mining interests	(7,382)	(8,327)
	- royalties received	53	0
	- royalties paid	(4,996)	(4,487)
	- GST claimed	10,115	1,414
	- other receipts	297	0
7.9	**Net operating cash flows**	**35,462**	**36,053**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(66,296)	(12,026)
7.11	Proceeds from sale of property, plant and equipment	115	219
7.12	Payment for purchases of shares	(500)	0
7.13	Proceeds from sale of equity investments	1,963	696
7.14	Proceeds from sale of exploration project	3,043	0
7.15	Loans repaid by other entities	0	0
7.16	Acquisition of mining tenement	0	0
7.17	Acquisition of controlled entity (Note E)	(43,340)	0
7.18	Expenditure on project and mine development	(15,267)	(23,112)
7.19	Other (provide details if material)		
7.20	**Net investing cash flows**	**(120,282)**	**(34,223)**
	Cash flows related to financing activities		
7.21	Proceeds from issues of +securities (shares, options, etc)	128,976	0
7.22	Payment for shares bought back	(2,416)	(539)
7.23	Interest bearing liabilities	108,333	220,524
7.24	Interest bearing liability repayments	(76,319)	(150,911)
7.25	Dividends paid	(13,559)	(7,984)
	Loans advanced to other entities	0	(625)
	Loan establishment fee	0	(5,407)
7.26	Other (provide details if material)		
	- cost of share issue	(3,011)	0
	- lease principal repayments	(2,794)	(895)
	- premium paid for hedge book restructure	(4,873)	(5,723)
7.27	**Net financing cash flows**	**134,337**	**48,440**
7.28	**Net increase (decrease) in cash held**	**49,517**	**50,270**
7.29	Cash at beginning of period *(see Reconciliation of cash)*	75,745	26,613
7.30	Exchange rate adjustments to item 7.29.	0	(695)
7.31	**Cash at end of period** *(see Reconciliation of cash)*	**125,262**	**76,188**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

During the half year the Company acquired 100% of the issued capital of PacMin Mining Corporation Ltd. The consideration for the acquisition included the issue of 23.6 million ordinary shares in the Company and the net cash payment of $43.3 million shown at item 7.17 of the Cashflow Statement. The shares were issued at $5.67 per share for a total of $133.6 million. This is a non-cash transaction and therefore not included in the Cashflow Statement.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	5,820	270
8.2	Deposits at call	99,134	64,777
8.3	Bank overdraft		(1,835)
8.4	Other – gold on metal account	20,308	12,976
8.5	**Total cash at end of period** *(item 7.31)*	**125,262**	**76,188**

Ratios

		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.9*) as a percentage of revenue (*item 1.1*)	18.4%	19.3%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.15*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.34*)	5.8%	9.7%

Earnings per security (EPS)

		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
	(a) Basic EPS	$0.256	$0.224
	(b) Diluted EPS (if materially different from (a))	-	-
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	135,174,827	116,460,033

NTA backing

(see note 7)

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	N/A	N/A

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period $A'000
12.1	Interest revenue included in determining item 1.7	916	515
12.2	Interest revenue included in item 12.1 but not yet received (if material)		
12.3	Interest expense included in item 1.7 (include all forms of interest, lease finance charges, etc)	8,896	6,720
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	0	5,407
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	25,965	29,106
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*		

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	PACMIN MINING CORPORATION LIMITED ("PACMIN")
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control as +acquired:	
	- Based on PacMin's existing gold hedge portfolio	6,750
	- Add additional benefit derived from Sons of Gwalia's gold hedge portfolio	3,833
	- Total contribution from PacMin	10,583
13.3	Date from which such profit has been calculated	1 OCTOBER 2001
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	8,897

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Refer to attached Note F

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	1 MAY 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	8 APRIL 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	12.5¢	0¢	0¢
15.7	Previous year	12.5¢	0¢	0¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	23,277	14,839
15.11	Preference +securities	0	0
15.12	Other equity instruments	0	0
15.13	**Total**	**23,277**	**14,839**

The +dividend or distribution plans shown below are in operation.

DIVIDEND REINVESTMENT PLAN AND SHARE INVESTMENT PLAN

The last date(s) for receipt of election notices for the +dividend or distribution plans	8 APRIL 2002

Any other disclosures in relation to dividends (distributions)

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	0	0
16.2	Income tax on ordinary activities	0	0
16.3	**Profit (loss) from ordinary activities after income tax**	0	0
16.4	Extraordinary items net of tax	0	0
16.5	**Net profit (loss)**	0	0
16.6	Outside +equity interests	0	0
16.7	**Net profit (loss) attributable to members**	0	0

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.2 Total				
17.3 Other material interests				
GASGOYNE GOLD MINES NL	100%	50%	Investment now consolidated	
MINES D'OR SALSIGNE	50%	50%	NIL	NIL
KEMERTON SILICA SANDS PTY LTD	70%	70%	NIL	NIL
17.4 Total				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	164,436,886	164,436,886		
18.4	Changes during current period (a) Increases through issues	19,508,579		$6.68	
	(b) Decreases through buybacks	330,555		$7.19	
	(c) Increase through takeover offer	23,560,760		$5.67	
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
				Exercise Price	**Expiry Date**
18.7	**Options** *(description and conversion factor)* $7.57 options – 1 share per option	875,000		$7.57	14/11/06
18.8	Issued during current period $7.57 options – 1 share per option	875,000		$7.57	14/11/06
18.9	Exercised during current period $6.625 options – 1 share per option	517,750		$6.625	12/11/01
18.10	Lapsed during current period $6.625 options – 1 share per option	73,500		$6.625	12/11/01
	$8.470 options – 1 share per option	383,704		$8.470	12/11/01
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*				

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. The half year financial report has been prepared in accordance with the historical cost convention.

Material factors affecting the revenues and expenses of the economic entity for the current period

On 1 October 2001 the Company completed the takeover of PacMin Mining Corporation Ltd ("PacMin"). Accordingly, the results for the half-year include a contribution from PacMin from that date.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Since the end of the financial year the Company has completed the refinancing of its balance sheet with issue of an additional US$50 million private note and the establishment of A$ bank facilities of A$90 million.

Please refer to page 31 for additional information on the refinancing.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

As previously announced the increased capital expenditure on the Company's tantalum business will defer future tax payments thereby limiting the generation of franking credits.

The interim dividend to be paid in May 2002 will therefore not be franked and it is also unlikely that the final dividend to be paid in November 2002 will be franked.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

No changes.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used: N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/~~will follow immediately they are available~~* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 20 February 2002
(~~Director~~/Company Secretary)

Print name: STEPHEN PEARCE

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

   Item 1.10 This item refers to the total tax attributable to the amount shown in item 1.7. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

   Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts*, and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Law financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

GWALIA

ACN 008 994 287

Notes to the Company's Half-Yearly Report for the July – December 2001 year.

A) BASIS OF PREPARATION OF THE ACCOUNTS

The half year financial statements are general purpose financial reports made out in accordance with the Corporations Law and applicable Accounting Standards including Accounting Standard AASB1029 "Interim Financial Reporting" and the Corporations Regulations 2001.

It is recommended that the half year report is read in conjunction with the Annual Financial Statements of Sons of Gwalia Ltd as at 30 June 2001, together with any public announcements made by Sons of Gwalia Ltd and its controlled entities during the half year ended 31 December 2001 in accordance with the continuous disclosure obligations arising under the Corporations Law.

For the purposes of preparing the half year financial statements, the half year has been treated as a discrete reporting period.

The accounting policies adopted are consistent with those of the previous financial year.

B)

The prima facie tax on operating profit differs from the income tax provided in accounts and is calculated as follows:	**31/12/01 $'000**	**31/12/00 $'000**
Prima facie tax on operating profit	13,042	12,849
Tax effect of permanent differences:		
Non-deductible amortisation	488	1770
Additional benefit of tax losses previously brought to account at their fair value at acquisition	(1,812)	(3,011)
Tax benefit on Research and Development tax concession relating to prior years brought to account due to changes in Income Tax Legislation	(2,837)	0
Other permanent difference (net)	50	99
Income tax expense/(credit) attributable to operating profit	$8,931	$11,707

C) OTHER (item 4.15)	31/12/01 $'000	30/06/01 $'000	31/12/00 $'000
Deferred borrowing costs	5,625	5,989	6,274
Unrealised foreign exchange loss on borrowings deferred	17,184	16,224	0
Net premium paid for hedge contracts and hedge book restructure	17,807	12,620	13,495
	$40,616	$34,833	$19,769

D) INTEREST BEARING LIABILITIES NON-CURRENT (item 4.24)			
Senior unsecured USD notes	236,453	234,932	215,208
Bank loans	108,275	0	0
Lease liability	27,807	4,427	6,015
	$372,535	$239,359	$221,223

E) ACQUISITIONS, DISPOSALS, REVALUATION INCREMENTS (item 5.4)
ACQUISITIONS, DISPOSALS, REVALUATION INCREMENTS (item 6.5)
ACQUISITION OF INTEREST IN CONTROLLED ENTITIES (item 7.17)

These items relate to the takeover of PacMin Mining Corporation Ltd on 1 October 2001. Details of assets and liabilities acquired via the takeover are as follows:

	$'000
Cost of acquisition of PacMin Mining Corporation Limited	$184,020
Fair value of assets acquired	
Cash	7,148
Receivables	4,164
Inventory	20,876
Other assets	819
Other financial assets	1,931
Property, plant and equipment	110,599
Mineral exploration expenditure	124,928
Mine development expenditure	116,332
Deferred tax assets	685
Payables	(39,926)
Interest-bearing liabilities	(132,840)
Provisions	(5,867)
Deferred tax liabilities	(24,829)
	$184,020

F) REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

	Gold Division		Minerals Division		Unallocated		Consolidated	
	31/12/01	31/12/00	31/12/01	31/12/00	31/12/01	31/12/00	31/12/01	31/12/00
INDUSTRIAL SEGMENTS	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Sales to customers	150,586	143,193	85,676	52,389	0	0	236,262	195,582
Other revenue	0	0	0	0	6,912	2,727	6,912	2,727
Total revenue	150,586	143,193	85,676	52,389	6,912	2,727	243,174	198,309
Segment results	26,559	35,741	34,508	15,881	(17,594)	(13,832)	43,473	37,790
Segment assets	761,687	305,826	311,265	179,757	203,005	156,784	1,275,957	642,367
Segment liabilities	80,043	36,340	32,509	15,966	570,023	322,080	682,575	374,386
Depreciation and amortisation	23,408	24,502	1,851	1,620	701	971	25,960	27,093
Other non cash expenses	953	474	0	0	493	317	1,446	791

GEOGRAPHICAL SEGMENTS

The Company operates principally in Australia.

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Sons of Gwalia Ltd, we state that:

In the opinion of the Directors:

1) the consolidated half-year financial statements and accompanying notes have been prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001;

2) the financial statements and notes give a true and fair view of the financial position and performance of the consolidated entity for the half-year financial period ending 31 December 2001; and

3) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

P K Lalor
EXECUTIVE CHAIRMAN

M Cutifani
MANAGING DIRECTOR

Dated 20th February 2002

DIRECTORS' REPORT

Your Directors submit their report for the half year ended 31 December 2001.

DIRECTORS

The names and details of the Directors of the Company in office during the half year and at the date of this report are:

Names and qualifications:

Mr P K Lalor
LL.B
(Executive Chairman)

Mr Lalor joined the Company as Managing Director when it was formed in 1982 and was appointed Executive Chairman in April 1997. Mr Lalor is a law graduate from the University of Western Australia and practised in Perth prior to starting Sons of Gwalia Ltd with his brother Chris, in 1981.

He has significant legal and commercial experience and has been actively involved in Perth's business and industry sectors for many years.

Mr Lalor is currently the President of the Chamber of Minerals & Energy of Western Australia (Inc) and a Vice-President of the Minerals Council of Australia in Canberra. He is a Director of the London-based World Gold Council, Deputy Chairman of the Australian Gold Council and a member of the Board of Directors of Gold Corporation. Mr Lalor was recently appointed to the Science Council, a significant election initiative of the Western Australian Government. He is also a member of the WA Government's recently established State Development Forum. Mr Lalor became a member of the Board of the Scitech Discovery Centre in September 2001. Mr Lalor is a member of Gwalia's Compensation and Remuneration Committee.

Mr M Cutifani
BEng (Mining)
Fellow AusIMM
(Managing Director)

Mr Cutifani joined Gwalia in March 2000 as Managing Director. Prior to joining Gwalia, he worked for various mining companies in senior management positions including Normandy Mining Limited. Western Mining Corporation Limited, Savage Resources Limited, Kalgoorlie Consolidated Gold Mines, Homestake Gold (USA), and CRA, Kembla Coal and Coke. His experience covers a broad range of commodities including gold, nickel, coal and other minerals. His experience also involves senior management positions on both the operational side as well as the business development side. Mr Cutifani is a member of the AusIMM Mineral Advisory Committee, AusIMM OH&S Group, Board of Advisors of Curtin Graduate School of Business and the CSIRO Mineral Exploration and Mining Sector Advisory Committee.

Mr C J Lalor
LL.B
(Executive Director - Legal and Commercial)

Mr Lalor also joined the Company when it was formed in 1982. He is a Director of Pacific Wildcat Resources Corporation and an Alternate Director for the World Gold Council. Mr Lalor is a member of the Environmental Committee.

Mr T A Lang
FCA
(Non-Executive Director)

Mr Lang was appointed as a Non-Executive Director of Gwalia in November 1998. He is a Chartered Accountant who was senior partner in the Perth Office of Deloitte Touche Tohmatsu until his retirement in 1990. He is Chairman of the Construction Industry Long Service Leave Board of Western Australia. He is also a Director of Service Finance Corporation Ltd.

Prof M R Richmond,
BSc (Metallurgy) Hons
BComm (Economics)
Fellow AusIMM
Fellow Australian Academy of Technology, Science and Engineering
(Non-Executive Director)

Professor Richmond was appointed as a Non-Executive Director of Gwalia in August 2000. Professor Richmond spent 30 years with the Rio Tinto Group, and immediately prior to his retirement was the Managing Director Development of Hamersley Iron Pty Limited, Deputy Chairman of the Australian Minerals Research Council, Vice President of the WA Chamber of Minerals and Energy, Non-Executive Director of Amdel Limited, Non-Executive Director of Hismelt Corporation and Chairman of the Resources Institute of Western Australia. Professor Richmond is an Fellow of AusIMM and the Strategic Planning Institute in the US. Professor Richmond is Professorial Fellow jointly to the Curtin Business School, the Division of Engineering and Science, and the WA School of Mines at Curtin University of Technology.

REVIEW AND RESULT OF OPERATIONS

OVERVIEW

The consolidated net operating profit of the economic entity for the half-year, after providing $8.931 million for income tax, amounted to $34.542 million. This amount was arrived at after writing off, or providing for, a total of $4.000 million in exploration expenditure.

For the half-year ended 31 December 2001, the Company produced 251,296 ounces of gold at a cash cost of $378 per ounce. The successful completion of the PacMin acquisition and the associated gold production and financial synergies has resulted in Sons of Gwalia increasing annual gold production to in excess of 600,000 ounces per annum, further improving its position as one of Australia's largest gold producers.

Tantalum production was 834,347 pounds for the half-year.

The Company is also particularly pleased to report that its $100 million tantalum expansion projects are ahead of schedule and that production and sales were strong and on track to achieve previously announced, take or pay tantalum sales of approximately 2 million lbs. Full optimisation of the expanded operations, to a production capacity of 3 million lbs per annum, is expected by December 2002.

The economic entity also completed or committed to other transactions during the half-year. The most significant of which were:

i) the acquisition of PacMin Mining Corporation Ltd

ii) the re-financing of the economic entities Balance Sheet with the successful completion of an A$100 million placement to institutional investors;

iii) committed to a US$50 million private note placement as part of long term debt restructure. The transaction was completed in January 2002.

iv) completed a Share Purchase Plan with 44% of shareholders taking up their entitlement raising $15.7 million.

GOLD DIVISION

The economic entities gold production for the half-year totalled 251,296 ounces. The total gold production was achieved on attributable mill throughput of 3,422,562 tonnes at an average head grade of 2.4g/t gold. Average cash operating costs per ounce of gold recovered, after adjusting for deferred mining costs, work-in-progress and stockpile movements amounted to $378.

During the half year the integration of the former PacMin operations at Tarmoola and Carosue Dam into the Leonora and Laverton regions commenced. The Company is conducting a complete review of exploration, development, mining and processing activities in order to develop a long term strategic plan for each region. In addition, the identification and restructuring of activities to realise the financial synergies outlined in the Bidder's Statement has been progressed. Preliminary work has confirmed the annualised consolidated cost savings identified in the bid process can be achieved through rationalisation of corporate costs, integration of regional cost structures and consolidation of consumable supply purchasing contracts. A number of the key elements of these programs have already been initiated and implemented.

GOLD OPERATIONS

LEONORA REGION

Sons of Gwalia

At the Sons of Gwalia Mine, production for the half-year was 63,303 fine ounces at a cash cost of $411.60 per ounce.

Production from Gwalia Underground further improved to an annualised rate of 400,000tpa. The failure of the crown pillar during the half-year affected production and costs. Since re-establishing mining, both the South Gwalia Series and Main Lode stopes have operated successfully, with grade continuing its long term positive reconciliation to the reserve model. Nevertheless, the Company has revised its expected annualised mining rate to 400,000tpa to reflect the more difficult ground conditions.

Mining of the Ulysses open pit commenced in early January, with ore scheduled for treatment later in the March 2002 quarter.

Treatment of Forrest ore was completed and treatment of Jasper Flat medium grade stockpile continued.

Tarmoola Operations

Gold production for the quarter from the Tarmoola Operation was 51,250 fine ounces at a cash cost of $338 per ounce.

Ore production from the Tarmoola mine was principally from the North 4 North cutback. Mining and treatment of the Celtic satellite pit was completed during the quarter.

A resource development and pit optimisation programme is underway to finalise the North and South pit designs. This is scheduled for completion during the March quarter.

SOUTHERN CROSS REGION

In 2001 the purchase of Coeur d'Alene's interest in the Yilgarn Star operation enabled the consolidation and rationalisation of all the Southern Cross operations into a single regional entity. As part of this rationalisation programme, mining administration has now been consolidated into a single structure based at Marvel Loch, the high cost mills at Bullfinch and Yilgarn Star have been closed and the Marvel Loch treatment plant has been upgraded to process 2.6Mtpa. The objective of this regional strategy is to establish a more cost effective infrastructure base, while improving the flexibility for the scheduling of mine sources through a single, low cost processing facility. The targeted outcome for the region is to maintain operations with a sustainable reserve base to support production of 250,000 ounces per year at competitive cash and total operating costs.

Southern Cross Operations

Gold production for the half year from the Southern Cross Region was 100,323 fine ounces at a cash cost of $411 per ounce.

The commissioning of the upgrade to the Marvel Loch Mill was completed with the targeted throughput rates of 2.6Mtpa being achieved by the end of the half-year. The focus going forward will be on process recoveries and unit costs as the new circuit components are settled into steady state operation.

Production from the Marvel Loch Centre Pit remains on schedule with waste stripping in the South Pit now well ahead of schedule. The higher productivities achieved from the combined open cut have pushed total waste stripping activities ahead of schedule which has enabled a reduction in the size of the mining contractor's fleet for the balance of the year.

At the Great Victoria Underground Gold Mine, work has started on the rehabilitation of the main decline below the 5 level in preparation for extensions to the mine development programme.

Dewatering of the existing Cornishman Pit, in preparation for the resumption of mining in the March quarter, continued on schedule.

LAVERTON REGION

The development of the Laverton regional strategy incorporating Carosue Dam and the Laverton resource prospects is currently progressing. At present a first stage production base of 120,000 ounces has been confirmed utilising resources adjacent to or in close proximity to Carosue on the original PacMin tenements. However, both the production and life of the project can be enhanced by the addition of the Company's resources including Red October, Safari, Deep South and Serengeti.

Technical studies for both Red October and Safari will be completed for review and incorporation into the regional strategy in the March 2002 quarter. These sources, along with further evaluation of other sources available to Carosue, will determine if the medium term production target of 150,000 ounces per year can be achieved at competitive cash and total operating costs.

Carosue Dam Mine

Gold production for the quarter was 36,420 fine ounces at a cash cost of $288 per ounce. The lower cash costs for the quarter were assisted by the inclusion of some non recurring benefits in the order of $40 per ounce.

Ore production was principally sourced from the Karari Stage 1 and Stage 2 pit cutbacks. Minor quantities of ore were mined from Luvironza Stage 1. Mining of the Karari Stage 3 cutback continued, and stripping of Luvironza Stage 2 cutback commenced at the end of the half-year.

The process plant operated above design capacity, at an average annualised rate of 2.37Mtpa at or above predicted plant metallurgical performances.

ADVANCED MINERALS DIVISION

ADVANCED MINERALS OPERATIONS

Greenbushes Mine

Greenbushes produced 497,100 lbs of Ta_2O_5, 453 tonnes of tin and 49,770 tonnes of lithium during the half year.

Despite the disruptions to production by activities associated with the expansions, tantalum production during the half-year was strong through a combination of higher grade ore, continuing improvements in processing rates and a planned drawdown of inventories.

Lithium mineral production increased in response to demand from China for Universal Grade Spodumene.

Wodgina Mine

Wodgina produced 337,247 lbs of Ta_2O_5 during the half-year, despite some loss of production time due to activities associated with the last stages of construction and commissioning of the tantalum expansion project. Tantalum production was in line with contract sales commitments.

Kemerton Silica Sand (70%)

The Kemerton Silica Sand Mine produced 232,000 tonnes for the half year. Production was constrained by weakening demand from our traditional customer base in Japan and South East Asia.

Murray Basin Mineral Sands Joint Venture (50%)

During the half-year, Wemen produced 6,463 tonnes of rutile and 1,412 tonnes of zircon. A programme to rectify metallurgical bottlenecks at the Mildura Separation Plant was completed during the half-year. Recommissioning is progressing to plan and it is anticipated that the annualised production rate will reach the original design levels of 30,000tpa rutile and 10,000tpa zircon in the June 2002 quarter.

BeMax Resources (19%)

The Company currently holds an equity position in BeMax, a company that is currently progressing feasibility studies on the development of its Gingko resource in the Northern area of the Murray Basin. The Company has been advised work on this study is progressing to plan and should be completed by the end of January 2002

FINANCE

As at 31 December 2001, the Company had:

- cash and cash equivalent on hand of approximately A$125 million;
- US$120 million of private placement notes outstanding with an A$ value of A$236 million; and
- A$ debt facilities outstanding of $137 million.

Following the PacMin acquisition, the Company has made significant progress in restructuring the two companies' balance sheets, credit lines and gold hedging portfolio, with a blend of short and longer term US$ and A$ debt facilities. These restructuring activities include:

- A$100 million equity placement completed on 12 December 2001 partly used to repay outstanding bank debt of $29 million outstanding at 31 December 2001;

- the establishment of an additional US$50 million of private note placement maturing 2007-2010, bringing the total US$ denominated private note debt to US$170 million. Proceeds from the US$50 million note issue have been used to repay $95 million of the $137 million in A$ debt outstanding at 31 December 2001; and

- the establishment of A$ bank facilities of A$90 million (remaining documentation to be completed by end February 2002). These facilities were largely undrawn at 31 December 2001.

The combination of the A$100 million placement, the Share Purchase Plan and the debt facilities places the Company in a strong financial position to complete its commitments under the tantalum expansion program and pursue future opportunities.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Shareholders equity has increased from $320.629 million at 30 June 2001 to $593.382 million at 31 December 2001, a net increase of $272.753 million. The consolidated net profit of the economic entity for the half-year, the issue of 43.069 million shares for total proceeds of $263.864 million pursuant to:

- the takeover of PacMin Mining Corporation Ltd;
- the A$100 million share placement;
- the share purchase plan and the Company's Dividend Reinvestment Plan and Share Investment Plan

less the cost of the on-market buy back of shares amounting to $2.376 million and provision for the interim dividend requiring funds amounting to $23.277 million accounted for the net increase in shareholders equity.

Apart from the foregoing, there were no other significant changes in the state of affairs of the economic entity during the half-year.

ROUNDING

The amounts contained in this report and in the half-year financial statements have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which this class order applies.

Signed for and on behalf of the Board in accordance with a resolution of the Directors.

P K Lalor
EXECUTIVE CHAIRMAN

M Cutifani
MANAGING DIRECTOR

Dated 20th February 2002

INDEPENDENT REVIEW REPORT

To the members of Sons of Gwalia Ltd

Scope

We have reviewed the financial report of Sons of Gwalia Ltd in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, as set out on pages 1 to 20 and the Directors' Declaration for the half-year ended 31 December 2001.

The financial report includes the consolidated financial statements of the consolidated entity comprising Sons of Gwalia Ltd and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Review Statement

As a result of our review, we have not become aware of any matter that makes us believe that the half-year financial report, as defined in the scope section, of Sons of Gwalia Ltd is not in accordance with:

a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia and ASX Listing Rules as they relate to Appendix 4B.

Ernst & Young

J P Dowling
Partner
Perth
Date: 20 February 2002